Sub-Item 77K: Changes in Registrant's
Certifying Accountant

On August 1, 2002, Ernst & Young, LLP
was selected as independent accountants
for each of the Hartford HLS Funds'
current fiscal year. On that date KPMG, LLP's engagement as independent accountants for the Funds was terminated. The determination to retain Ernst & Young, LLP and to terminate KPMG, LLP's engagement was made by the Board of Directors, upon recommendation of the Audit Committee.
The action was not the result of any
disagreement or difference of opinion
between the Funds or their management and KPMG LLP. Nor had there been any such disagreements or differences of opinion during the past two fiscal years of the Funds. Each opinion expressed by KPMG, LLP on the financial statements of the Funds during the last two fiscal years was unqualified.